Exhibit 21.1

Subsidiaries of Zendesk, Inc.

Zendesk Pty Ltd (Australia)

Zendesk Brasil Software Corporativo LTDA (Brazil)

Zendesk ApS (Denmark)

We Are Cloud SAS (France)

Zendesk GmbH (Germany)

Zendesk International Ltd (Ireland)

Kabushiki Kaisha Zendesk (Japan)

Zendesk, Incorporated (Philippines)

Zendesk Singapore PTE. LTD (Singapore)

Zendesk UK Ltd (United Kingdom)

BIME USA, LLC (Missouri, United States)

Zendesk Neighbor Foundation (Delaware, United States)